Filed by Mirant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Mirant Corporation

(Commission File No. 001-16107)

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. These forward-looking statements involve a number of risks and uncertainties. Mirant cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving RRI Energy and Mirant, including future financial and operating results, RRI Energy’s and Mirant’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Mirant’s filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain the requisite RRI Energy and Mirant shareholder approvals; the risk that Mirant or RRI Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement and Mirant does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant, RRI Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of RRI Energy and Mirant that also constitutes a prospectus of RRI Energy. RRI Energy and Mirant will deliver the joint proxy statement/prospectus to their respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010 and supplemented on April 28, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from RRI Energy and Mirant using the contact information above.

Below is a transcript of Mirant Corporation’s 2010 Annual Meeting of Stockholders, which was held on May 6, 2010.

Ed:	All right, good morning everyone. By my watch it’s 8 o’clock so we’ll begin. Good morning and welcome to the 2010 Annual Meeting of Stockholders of Mirant Corporation. I’m Ed Muller, Chairman of the Board of Directors and Chief Executive Officer of Mirant, and I’ll be presiding over this meeting. At this time I call the meeting to order. I’d like to introduce you to the members of Mirant’s Board of Directors. Each of these nominees has been nominated for reelection to our board. As I call your name, will those of you who are present, which is all of the directors today, please stand so that our stockholders can see you and then remain standing until I’ve introduced each of you. First, Tom Cason, who is the former Senior Vice President and Chief Financial Officer of Baker Hughes; Pete Correll, Chairman of Atlanta Equity Investors, former Chairman and Chief Executive Officer of Georgia-Pacific Corporation; Terry Dallas, former Executive Vice President and Chief Financial Officer of Unocal Corporation; Tom Johnson, the Chief Executive Officer of the Taffrail Group and the former Chairman of the Board, President and Chief Executive Officer of Chesapeake Corporation; John Miller, the former Chief Executive Officer and Chief Financial Officer of American Ref-Fuel Company; Bob Murray, the former Chief Financial Officer of Public Service Enterprise Group; and Bill Thacker, the former Chairman, President, and Chief Executive Officer of Texas Eastern Products Pipeline Company. Now let’s give our Board a hand, if we will. I am also a member of the Board and a nominee for reelection to the Board for the term ending in 2011.

Also here today is John Quain. John, if you would stand? John is the Chairman of the Energy and Utility Law Practice Group of Buchanan Ingersoll & Rooney, and the former Chairman of the Pennsylvania Public Utilities Commission. John has been a director and is a director as of this moment, but he will be retiring at his own choice from the board. He has been a major contributor to the board and we will miss him. Thank you, John.

I now have a brief presentation. For those of you who are listening, I will try and remember to tell you what slide I’m on. There’s a Safe Harbor, fairly lengthy. I assume you are all familiar with it. I will not take the time to read it. Here’s a list of the Directors, that’s slide 5.

And now starting at slide 7, a list of how things went for us in 2009. I think of it this way. For the things under our control, 2009 was a very good year. Our consistent strategy of hedging substantially insulated us from low commodity prices, both for natural gas and for electricity. Our commercial availability, that’s the percent of maximum achievable gross margin that was achieved was 89 percent, which was an improvement over prior years. We didn’t have a single lost time accident at any of our facilities. Not one. And in the power industry, that’s quite extraordinary. We placed in service four scrubbers to control emissions of sulfur dioxide at our Maryland coal-fired facilities. And we signed a ten-year power purchase agreement with Pacific Gas & Electric for our new 760 megawatt Marsh Landing generating station which will commence operation in 2013.

Turning to slide 8, this will show you the numbers which have previously been released several months ago of how we did in terms of adjusted EBITDA for the year. Again, our strategy of hedging protected us from low energy prices in 2009. Our adjusted EBITDA in 2009 exceeded our adjusted EBITDA for 2008 by 14 percent.

Turning to slide 9, I mentioned earlier our outstanding safety performance and improved commercial availability. These charts show you the trends on safety. The trends are inexorably down which is good, lower incidence rates, lower lost time rates. For 2009 the lost time rate was zero. And on commercial availability on the right you can see how we’ve had steady improvement with commercial availability for our power stations.

Slide 10, as I mentioned, we placed in service four scrubbers in order to comply with the Maryland Healthy Air Act. To the best of our knowledge, this was the largest single program of constructing scrubbers underway in the last few years in the United States.

Turning to slide 11, as you can see, we’ve had a lot going on in our California business. First, as I mentioned earlier, we signed a power purchase agreement for Marsh Landing. Second, we reached an agreement with Pacific Gas & Electric to extend to 2013 the power purchase agreements for units 6 and 7 at our Contra

Costa station, and we’ve agreed that when that power purchase agreement ends, we will retire both those units. And third, we reached an agreement with the City of San Francisco to shut down the Potrero Station as soon as the California Independent System Operator tells us the units are no longer needed for reliability(?). We expect to shut down the entire station this year.

Slides 11 and 12. I’m sorry, 12 and 13. On April 11th, as I suspect everyone knows, we announced that we will merge with RRI Energy to form GenOn Energy. We expect to complete this merger by the end of 2010, that is, by the end of this year. The strategic drivers of the transaction are shown on slide 12. First, the merger will create real and immediate value through the significant cost savings we expect to achieve as a merged entity. We remain confident we will realize $150 million in annual cost savings through a reduction in corporate overhead. We expect to be able to capture these savings quickly, achieving the full $150 million run rate by the start of 2012. Second, we will have a stronger balance sheet, ample liquidity and increased financial flexibility. This will further improve financial stability and enable the combined company to navigate better through industry cycles and commodity price fluctuations. Third, GenOn will be one of the largest independent power producers in the United States with over 24,700 megawatts of generating capacity. With increased scale and greater diversity across core geographies and dispatch, GenOn will be strategically well positioned in our key market. And fourth, we think merging these two companies now under this structure leaves both sets of stockholders well positioned to capture fully any upside resulting from improvements in market fundamentals. In essence, the stockholders of each company will be invested in the same business with a more efficient scale structure.

At this time, I’ll be happy to take any questions that you may have. If you have a question, please raise your hand and a microphone will be brought to you, and this will enable those on the phone to hear your questions. Sir? If you can identify yourself, I’d appreciate it.

Q:	My name is Robert Farrell. My family has been a stockholder in Mirant since the very beginning as well as with Power. We have grave concerns about the business practices exercised by Mirant. So I have a series of questions. The acquisition sold to Tokyo Power, is that correct?

Ed:	I’m sorry, the acquisition?

Q:	Yeah, in 2005.

Ed:	Oh, the Suall(?) generating station? We sold.

Q:	Yeah…

Ed:	But not in…

Q:	Okay.

Ed:	Go ahead.

Q:	Those acquisitions or — I’m sorry, those subsidiaries that were sold, they were sold to Tokyo Power. Is that correct?

Ed:	My recollection is that they were sold to a consortium that included Tokyo Electric Power.

Q:	Okay. When was the Board of Directors given notice that they were interested in purchasing those subsidiaries?

Ed:	Well, I think — let me answer it this way. The Board of Directors of the company is always informed of every major aspect of the business. I can’t recall the particulars, nor do I think it’s appropriate to go through every detail. But the Board has been…

Q:	Okay, well, I’m going to require a date for that, sir.

Ed:	All right.

Q:	If the Board of Directors does not provide that information, then, again, stockholders, I have to suggest that we may have to review the business practices. My next question is why is the business registered in Delaware?

Ed:	Like many and perhaps most large public companies in the United States, their place of incorporation is Delaware because the Delaware corporate law is the best-developed state law in the United States and therefore provides the most certainty in predicting how the business should be operated in terms under the corporate law.

Q:	Thank you. So my name is Robert Farrell and I have to give warning to the present stock , the potential merger of Mirant with any other companies, our concern, again, is the business practices and the filing of bankruptcy under unforeseen circumstances, so that date that I asked for is pertinent to the success of the future of Mirant.

Ed:	All right. Thank you. Are there any other questions? Sir? We’ll get you a microphone.

Q:

My name is Terry Zirangaston(?), and I’m from Seattle. I’ve been very pleased with the current management, you as CEO and Mark Jacobs seems to be an executive cut of the same cloth, so no-nonsense, kind of straightforward business manager. So management I’m pleased with that’s existing in the new company.

On RRI’s website, they have some terrific information about runtime and they show a runtime per plant for a number of years. And as I look at that schedule, it looks to me like many of the plants are inefficient, do not run, and the coal plants, I understand, don’t have the environmental upgrades they need. So as I look at that, I’m really disappointed at the plants we’re getting when I compare it to Mirant which I think we have outstanding plants, certainly in the Maryland Potomac area. And so I guess my question is can you allay my fears that this merger really does make good sense when I look at how much the combined company will have to put into the environmental upgrade and then all these megawatts that just don’t seem to be running and putting any hours on.

Ed:	Well, first — and thank you for a very good question. We think that the merger makes great sense and we will, in the proxy prospectus that will be filed before we ask the stockholders of Mirant to approve it, lay out all of the reasons why. And it wouldn’t be appropriate for me to try and prejudge all of those. I think when you look in our sector, whether it’s a Mirant or an RRI or anyone else who owns power plants, particularly some that are older, you will see that how much they run and what their value proposition depends on their efficiency, where they’re located and so on. And sometimes the value comes from the energy they can generate, so hours run. Sometimes the value comes from being able to generate capacity. But often they don’t run and aren’t needed. Or our California plants, for example, don’t run all that often these days, but they are essential for reliability in the area and run during peak times. And some of the plants that RRI has fit in the same category. In terms of levels of environmental controls, we would all like to put every control on everything, but I think both companies have the same approach which is we have to meet legal standards and we will always. And second, when we have discretion, we have to decided whether we are deploying the capital of our owners appropriately. And so for some plants, adding controls makes financial sense. We’re happy to do it. With some it doesn’t and so we’re not going to do it in those cases and that’s true for this company and it is true for RRI and it is true for everyone in the sector. And I think we wouldn’t be doing this transaction if we didn’t think that the combined company will be a good company and a strong company. And I don’t think you ought to be concerned with it. Sir? Let us get you a mic.

Q:	Joel Crowning(?), I’m from Atlanta, Georgia. I have two quick questions. One, the 10-year Marsh Landing contract with GP&E, over that 10-year period, is the cost of that facility going to be — the entire cost of that facility going to be recovered?

Ed:	Well, we do not lay out plant by plant economics, but suffice it to say that the 10-year power purchase agreement produces — enables us to have certainty of revenue for a good portion of the plant’s life. The plant’s life will be however many years beyond the 10 years.

Q:	And is the 20-year contract with Larfarge(?) for the synthetic gypsum still in place? What kind of revenue will that generate?

Ed:	We have, again, we don’t lay out the specifics. We have, for those who may not be fully familiar with it, the scrubbers that we have put in place produce, as a by-product with the process of pulling out the sulfur dioxide so it doesn’t go in the air, gypsum. And so we now have a product and we have a long-term agreement to sell that gypsum from the Morgantown and the Chalk stations to Lafarge. It’s taken, we load it by barge at our barge loader that we’ve built at Morgantown, and it is taken down the Potomac and then around the coast and back up the Hudson to the Larfarge station facility there, and it is used to make wallboard. And that is a long-term contract and we think it is a fair and attractive contract. But beyond that I don’t think it appropriate to go into the particular financial details. Other question? Mr. Farrell?

Q:	Yes, thank you. At the last couple meetings you mentioned about magic bullet, you mention something about not having the magic bullet, did you ever find the magic for the bullet?

Ed:	I have not found the magic bullet.

Q:	Okay, well, members of Mirant Stockholders, when our leadership engages in magic and violence, I think it’s time for a change.

Ed:	Any other questions? Sir, again. The gentleman from Seattle whose name I apologize for forgetting.

Q:	Thank you. On the Bowline plant. As I understand it, that was started by the predecessor company before bankruptcy, but as I understand it, the foundations, the cement foundations are in for that new plant. We still have one or so of the turbines, gas turbines that we haven’t sold. I guess my question, is there any possibility that Bowline may be regenerated or reconfigured and if so, would it be able to be done at substantially reduced cost compared to a greenfield approach on that. Because we have the existing turbines, etc.

Ed:

First, the Bowline Station is on the Hudson River a little bit north of New York City. It has two 1970s vintage units, they are large units that do not run very often, run primarily in the summer during peak periods. We do have revenue there from the capacity. They are there to help backup the system and make sure that the electricity stays on. The station, like many of our stations has room to add additional facilities and some time ago, before I came to the company, there was a plan to add a third unit at Bowline, and that’s to what you refer and some concrete foundations or footings were put in and equipment was bought. The footings are still sitting there, but the equipment we have sold off and whether for Bowline or any other station, we are happy to add but we are happy only to add when it makes financial sense, so what we are doing at the Marsh Landing Station which was at our Contra Costa site is exactly what we’d like to do – the financials are compelling for us, pleased to be moving forward, it was a long process to get to this point, we have much to do to finish it, get the remaining permits to finance it, commence construction all of which we expect to do this year so that we will be in commercial operation by mid 2013. We don’t see today the opportunity to do something comparable at Bowline that we think would make financial sense. So we keep looking and will continue.

All right, we’ll now move onto the formal part of the business. Belinda Massafra, a representative of Broadridge Investor Communication Solution will act as inspector for today’s balloting, Belinda, will you, thank you, there’s Belinda over to my right. There are five items to be voted on today. The first is the election of directors of the company for the term ending at the annual meeting in 2011; the second is the ratification of the appointment of KPMG as our independent registered public accounting firm for 2010; the third is the approval of the Stockholder Rights Plan; the fourth is the approval of the material terms of the performance goals included in the Mirant Corporation 2005 Omnibus Incentive Compensation Plan; and the fifth is a stockholder proposal. Julia Houston, who is the Secretary of the Company has informed me that based on the Inspector’s examination of the proxies, a quorum is present at this meeting.

Our first item of business is the election of Directors whom I’ve already introduced to you for a term ending in 2011. Are there any questions regarding the nominees for Directors?

All right. The second item of business is ratification of the appointment of KPMG as our independent registered public accounting firm for 2010. KPMG served as the company’s independent registered public accounting firm for 2009, Kevin Hughes of the firm is present today to answer any questions you may have. Are there any questions with regard to ratification of KPMG either from me, questions for me or questions for Kevin Hughes? All right. The Audit Committee of the Board appointed KPMG to serve as Mirant’s independent registered public accounting firm for the fiscal year ending December 31, 2010 and as I just said, we are submitting the appointment of KPMG to our stockholders for ratification.

The third item of business is the approval of the Stockholder Rights Plan. In March, 2009, the Board of Directors adopted a Stockholder Rights Plan designed to protect the Company’s use of its federal net operating losses from certain restrictions contained in Section 382 of the Internal Revenue Code. In February of 2010, this year, the Board amended the Stockholder Rights Plan to extend its term until the earliest of the Board’s determination that the plan is no longer needed for the preservation of the NOLs as a result of the implementation of legislative changes or any other change; second, a fixed date of February 25, 2020, so a 10-year term; or three, certain other events described in the plan. Subsequently, last month, the board again amended the plan to reduce the term of the plan so that the fixed termination date, fixed date is now February 25, 2013, a 3-year term rather than a 10-year term. If the plan is not approved by you, our stockholders, the plan will terminate by its term on February 25, 2011. Are there any questions regarding the Stockholder Rights?

The fourth item of business is the approval of the material terms of the performance goals included in the Mirant Corporation’s 2005 Omnibus Incentive Compensation Plan. Approval of the performance goals is needed under Section 162M of the Internal Revenue Code to ensure that our federal tax deductions for certain awards under the Omnibus Incentive Compensation Plan are not limited by Section 162M of the Code. Under Section 162M, in order to qualify as performance based compensation, and therefore be deductible, awards must be subject to performance goals, the material terms of which have been approved by the stockholders every five years. That is why we are putting these performance goals in front of you for a vote. Are there any questions regarding the material terms of the performance goals included in the Mirant Corporation’s 2005 Omnibus Incentive Compensation Plan? Mr. Farrell.

Q:	Didn’t we – how can the stockholders violate federal law as far as stocks and money, all the goodies that the Board of Directors seem to have in stocks? un to protect the stocks that the Board of Directors have gotten in this business transaction, correct?

Ed:	No.

Q:	Okay.

Ed:	All right. The fifth item of business is a stockholder proposal regarding the setting of quantitative goals for reducing total greenhouse gas emissions. Here today is Caroline Connolly(?) who will speak on behalf of the proponent. Ms. Connolly, you have .

Ms. Connolly:	Good morning. My name is Caroline Connolly. I’m a member of the Unitarian Universalists Association and today I am here on behalf of the New York City Comptroller and the Trustees of the New York City Pension Fund. I hereby present the resolution calling on our company to adopt quantitative goals for reducing greenhouse gas emissions and report on its plans to achieve such goals some of the company’s competitors, recognizing the threat of climate change to their long-term interests have set emission targets and have expressed support for federal legislation to provide economic and regulatory certainty to facilitate investment in our energy future. Federal legislation is indeed imminent. The House has passed a bill to cut emissions and the Senate appears close to passing a bill that include Cap and Trade. We urge the Company to stay competitive by proactively preparing itself for climate legislation and to take advantage of the opportunities that a carbon constrained economy may afford. Thank you.

Ed:	Thank you Ms. Connolly. Are there any questions concerning the stockholder proposal regarding the setting of quantitative goals for reducing total greenhouse gas emissions?

The polls are now open and we will proceed with the balloting. I’m sorry, sir.

Q:	I guess the question I have is what is the Company’s position on that. My understanding is that much of the science on the global warming is extremely flawed science and I wouldn’t want to tie the flexibility of the – I wouldn’t tie the Company’s hands as I think it’s important to give them flexibility and I have confidence that Mirant will be a good citizen, so I have no problems about that, but again, I think this flawed science is just starting to be debated and I think in the immediate future there will be more discussion about the validity of the existing science out there.

Ed:	Thank you. The Company does not have a position on the science. The Company however does have a position on the governmental efforts to control greenhouse gasses and the Company is an active participant in the legislative process in Washington through a variety of organizations including the Edison Electric Institute, EPSA(?) which is a trade association of independent power producers and others. And the Company’s position is that to address concerns about greenhouse gasses, there ought to be an international solution so that there is equal treatment across all countries and parties and at the very least if there is not an international solution, there ought to be a national solution rather than regional solution. The Company is actively engaged in this because it is a major issue and the Company is engaged to ensure that it’s owners interests are protected. As to this particular resolution, the Company opposes it for many of the reasons you’ve stated, that is in limiting our flexibility in addressing this process legislatively. Mr. Farrell.

Q:	Are there any plans for sustainable environment planning for Mirant or is it just, or is the objective is to keep fuel costs high so we can make money, is that the overall objective of the Board of Directors?

Ed:	Well, the objective of the Company is to manage its assets to achieve the best returns we can and we look at…

Q:	Okay. Thank you. All right, my next question is how many power-generating plants that Mirant has that are coal-burners now?

Ed:	We have four stations that use coal as their fuel.

Q:	Okay. Do they make any, do those products, or do those generating facilities have a profit margin?

Ed:	We don’t break it out by plant.

Q:	Please, just yes or no please.

Ed:	Well, excuse me, but I’ll define what I’m going to answer. And the answer is…

Q:	No, you’ll answer to the stockholders, sir.

Ed:	Absolutely, that’s correct.

Q:	Do those generating facilities make a profit? Any of them?

Ed:	When we operate plants, we operate them because they are profitable.

Q:	So, all four coal-burners are making money now?

Ed:	When we operate our plants, they are profitable, that’s why we operate them.

Q:	Okay. Thank you.

Ed:	All right. We’ll now proceed with the balloting. If you’ve returned your proxy by mail or voted by telephone or on the Internet, there’s nothing further you need to do at this time. However, if you want to change your vote, or if you have [inaudible] hand and we’ll get a ballot to you. Mr. Farrell, you need a ballot? All right, then. Do we have somebody who can help there? Audrey, thank you. The polls will close upon the adjournment of this meeting. The proxies will be voted as instructed by the stockholders who voted previously. It is now time for the Inspector to report on the balloting, Ms. Massafra, can you present your report?

Ms. Massafra:	Yes, thank you Mr. Muller. This report is preliminary and is based upon the votes as of 8 o’clock this morning, certified results will be reported to the company by the end of the week. We confirm that each nominee received more than 89 million shares voted for election which exceeds 87 percent of the votes cast. Ratification of the appointment of KPMG as Mirant’s independent registered public accounting firm for 2010 received more than 115 million shares voted for approval which exceeds 98 percent of the votes cast. The Stockholder Rights Plan received more than 91 million shares voted for approval which exceeds 88 percent of the votes cast. The material terms of the performance goals included in the Mirant Corporation’s 2005 Omnibus Incentive Compensation Plan received more than 109 million shares voted for approval which exceeds 92 percent of the votes cast. The stockholder proposal regarding the setting of quantitative goals for reducing total greenhouse gas emissions received less than 37 million shares voted for approval which is less than 36 percent of the votes cast. The shares voted for the first time or changed at this meeting are not included in this report. These shares will be included in the certified results.

Ed:	Thank you Ms. Massafra. Based on that report, all eight nominees for the Board of Directors have been elected; the appointment of KPMG as Mirant’s independent registered public accounting firm for 2010 has been ratified; the Stockholder Rights Plan has been approved; the material terms of the performance goals included in the Mirant Corporation’s 2005 Omnibus Incentive Compensation Plan have been approved; and the stockholder proposal regarding the setting of quantitative goals for reducing total greenhouse gas emissions has not been approved.

On behalf of the Directors, I thank you for your continued confidence. We will strive to be worthy of your support. This meeting is now adjourned and the polls are officially closed at this time. Thank you very much.

END